Fortis Benefits Insurance Company

P.O. Box 64271

St. Paul, MN 55164

WAIVER OF MONTHLY DEDUCTIONS RIDER

This rider is a part of the attached policy (the “Policy”). The issue date of this rider is the same as that of the Policy unless the application for this rider provides otherwise.

Definition of Total Disability

Total disability is a disability of the insured:

(1)     which results from bodily injury sustained or disease which first appears while both the Policy and this rider are in force; and

(2)     which completely prevents the insured from engaging in an occupation for compensation or profit. During the first 24 months of total disability, “occupation” means the inability to perform the substantial and material duties of the insured’s regular occupation. After 24 months, “occupation” means any job suited to the insured’s education, training, or experience.

Waiver Benefits

We will pay the monthly deductions for the Policy as long as the insured is totally disabled.

In order to obtain waiver benefits, you must give us proof that the insured’s total disability:

(1)   began while the Policy and this rider were in force;

(2)   began before the first policy anniversary after the insured’s 60th birthday; and

(3)   was continuous for six months or more.

Before we pay the monthly deductions, the Policy and this rider must be in force during the first six months of total disability. If the Policy enters the grace period during this six month period, you must pay the required premium to keep the Policy in force. If we approve your claim, our payment of monthly deductions begins with the first one due after the date we approve your claim.

Any monthly deductions that were deducted from the policy value of the Policy before our approval of your claim, and after the disability began, will be added back to the policy value when your claim is approved.

If the insured is totally disabled and we are paying the monthly deductions for the Policy, the policy value is calculated as shown in the Policy except that we will not subtract the monthly deductions.

Monthly Deductions

The monthly deductions waived by this rider include the following:

(1)   the cost of insurance for the Policy;

(2)   the monthly administrative and expense charges;

(3)   any monthly sales, premium tax, or other charges; and

(4)   the charges for this rider and any other riders attached to the Policy.

Waiver of Monthly Deductions Rate

The waiver of monthly deduction rate is based on the insured’s attained age and risk class for this rider. The initial rate is shown in the policy schedule. The maximum guaranteed rates are shown as part of this rider. The monthly deduction amount is equal to the monthly rate multiplied by the death benefit and divided by 1,000. The charge for this rider will change if the face amount of the Policy is changed or another rider is added or deleted.

Notice of Claim

We must receive written notice of claim at our home office:

(1)   while the insured is living and is totally disabled;

(2)   no later than one year after this rider terminates; and

(3)   within one year after the due date of the benefit amount to be paid.

If you cannot give us notice within one year, your claim may still be valid if you show that you gave us notice as soon as you could.

Proof of Continued Disability

We may at reasonable intervals require proof that the insured continues to be totally disabled. After the insured has been totally disabled for two years, we won’t ask for proof more than once a year. if the insured doesn’t provide this proof or ceases to be totally disabled, a waiver benefit will no longer be paid.

Risks Not Covered

We will not pay a benefit if total disability results from:

(1)   injuries intentionally self-inflicted; or

(2)   service in the military of any country at war, declared or undeclared.

Termination

This rider terminates on the earliest of the following:

(1)   the monthly anniversary date on or next following our receipt at our home office of your written request for termination;

(2)   the date the Policy lapses, surrenders or terminates; or

(3)   the first policy anniversary on or after the insured reaches age 60.

After this rider terminates, we are not liable for its benefits even if we continued to deduct the charge for this rider. Any charges we have deducted for this rider after it terminates, will be added to your cash value.

General Provisions

All provisions in the Policy which are not inconsistent with this rider, apply to this rider.

Incontestable

This rider will be incontestable after it has been in force for two years during the lifetime of the insured from the later of the rider effective date or the date of its last reinstatement.

WAIVER OF MONTHLY DEDUCTION RATES PER $1,000 OF DEATH BENEFIT

Attained Age	Standard Smoker	Standard Nonsmoker	Attained Age	Standard Smoker	Standard Nonsmoker
15	0.00583	0.00583	38	0.01917	0.01333
16	0.00583	0.00583	39	0.02083	0.01500
17	0.00667	0.00583	40	0.02250	0.01667
18	0.00667	0.00667	41	0.02417	0.01833
19	0.00750	0.00667	42	0.02667	0.02000
20	0.00750	0.00667	43	0.03000	0.02250
21	0.00750	0.00667	44	0.03417	0.02500
22	0.00750	0.00667	45	0.03917	0.02750
23	0.00833	0.00750	46	0.04500	0.03083
24	0.00833	0.00750	47	0.05167	0.03500
25	0.00833	0.00750	48	0.06000	0.04083
26	0.00917	0.00750	49	0.07000	0.04833
27	0.00917	0.00750	50	0.08250	0.05750
28	0.01000	0.00833	51	0.09917	0.06833
29	0.01000	0.00833	52	0.12333	0.08500
30	0.01083	0.00833	53	0.15667	0.10750
31	0.01167	0.00917	54	0.19750	0.13500
32	0.01250	0.00917	55	0.24667	0.16833
33	0.01250	0.01000	56	0.30417	0.20833
34	0.01333	0.01000	57	0.37000	0.25500
35	0.01417	0.01083	58	0.44417	0.30833
36	0.01583	0.01167	59	0.52667	0.36833
37	0.01750	0.01250	60	0.61583	0.43750

If other than a standard risk classification applies to the face amount or this rider, the above monthly rate will be adjusted by multiplying the rate by the appropriate factor shown in the policy schedule.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT